INVEST IN **TRIOWAVE**

We build biostimulation solutions for chronic pains


We build biostimulation solution
to overcome chronic diseases

LEAD INVESTOR

Amy Lee

As an angel investor 10+ yr, I am very strict in project selection after watching many up and fall. Knowing Hardy over 20 yr and invested from day 1 after observing his device did bring him back in walking in a few days after 17 months disabled. I also observed how hard and tough a path he and his team went through from research, clinical trial, development to manufacturing, many smiling and crying. Now, the products has been used by several thousands of users with quite pleased. Time for us to move further. No doubt, this company could lead a way in redefining healthcare.

Invested $2,000 this round & $250,000 previously

triowave.co Fremont CA

Main Street | Entertainment | Technology | Beauty | Electronics

Highlights

1. Promote HEALING over chronic pains
2. US FDA cleared as Class II medical device for safety and effectiveness.
3. 5 invention patents granted, 2 in the US and 3 in China
4. Product ready for mass production
5. Seeking funding to kick off product marketing

Our Founder

Our Founder



Hardy Zhu Founder

An IT veteran who built biostimulation device initially for his severe lowback and joint pains that affected sitting, walking and sleeping for years; now dedicated to biotechnology to help those are still in suffering.

Founder experienced such suffering in past and understood how desperate from those people spending tons of money and effort with little effect or in vain. We have a strong desire to change it.

Our Story

Our Story

TRIOWAVE

About Us

We Build Biostimulation Solution To Overcome Chronic Diseases

- Founded in California, with $385K invested for product research and marketing
- Overseas partnership with $2M invested for a local entity performing development, manufacturing and local marketing; with revenue $470K before 2020
- Three products ready for mass production; one is cleared by US FDA as Class II medical device
- 5 invention patents (2 US) granted

$470k in revenue was generated in the happened in the China market from 2018 to early 2020 via TrioWave's separate Chinese entity

TRIOWAVE

Product 1

PainKARE series

- Targeting chronic pains from muscle, tendons and nervous systems (90% of pain origin)
- 82% effective rate gathered from ~1.2K users
- Cleared by US FDA as Class II medical device




PainKARE Patch
FDA

TRIOWAVE

Product 2

FaceKARE series

- Biostimulation for face contour rebuild or rejuvenation
- Targeting age group over 40' for firming, lifting, toning, blemishes etc.
- 82% effective rate gathered from ~1.2K users


FaceKARE

TRIOWAVE

Technical Advantages

We Have The Most Effective Protocols In Biostimulation

- 5 years of protocol verification and tuning that basically overcome past shortcomings from other pioneer products.
- Proved waveforms triggering biological and physiological reaction for HEALING
- Targeting to DEEP and LARGE area of injury
- 82%+ effective rate gathered from 1.2K user feedback

TRIWAVE

Next Step

Marketing and Production In US

- Focusing on US market penetration
- Seeking mass production in US base
- Product and methodology upgrade to triple efficacy and efficiency, or even more

TRIWAVE

Revenue Channels

- Current: Device +daily consumable (electrode, facial masks)
- Future: Subscription fee + device + daily consumable

  Providing online service model offering downloadable protocol for specific symptoms so as to leverage device usability
- Seeking government distribution channels (in working)


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